Exhibit 99.1

Galmed Pharmaceuticals Announces Pricing of Offering of Ordinary Shares to Existing Investors and Members of the Board of Directors

TEL AVIV, Israel, August 3, 2017 /PRNewswire/ -- Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) ("Galmed" or the "Company"), a clinical-stage biopharmaceutical company focused on the development of a once-daily, oral therapy for the treatment of nonalcoholic steatohepatitis, or NASH, and other liver diseases, announced today that it has entered into a securities purchase agreement with existing accredited investors for the purchase and sale in a registered direct offering of 332,038 ordinary shares at a price of $7.10 per share. In a concurrent private placement, under which restricted shares shall be issued, Galmed’s Chairman of the Board and an additional board member have entered into a securities purchase agreement to purchase 49,295 ordinary shares at the same price as the price per share in the registered direct offering. The aggregate gross proceeds that Galmed expects to receive from these offerings is approximately $2.7 million.

The closing of the registered direct offering is expected to take place on or about August 9, 2017, subject to the satisfaction of customary closing conditions, and the closing of the private placement is expected to take place no later than September 15, 2017, subject to the satisfaction of customary closing conditions.

The ordinary shares to be issued in the registered direct offering described above are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-203133) which was declared effective by the Securities and Exchange Commission (“SEC”) on June 1, 2015. A prospectus supplement and accompanying base prospectus relating to the registered direct offering will be filed with the SEC. When available, copies of the prospectus supplement and the accompanying base prospectus relating to this offering may be obtained at the SEC’s website at http://www.sec.gov or by contacting the Company at Attn: Investor Relations, 16 Tiomkin St., Tel Aviv 6578317, Israel or by telephone at + (972) 3 693 8448.

The ordinary shares to be issued in the private placement described above were offered in a private placement pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”), and have not been registered under the Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein. There shall not be any offer, solicitation of an offer to buy, or sale of securities in any state or jurisdiction in which such an offering, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Galmed Pharmaceuticals Ltd.:

Galmed is a clinical-stage biopharmaceutical company focused on the development of Aramchol™, a first in class, novel, once-daily, oral therapy for the treatment of NASH for variable populations, as well as other liver associated disorders. Galmed is currently conducting the ARREST Study, a multicenter, randomized, double blind, placebo-controlled Phase IIb clinical study designed to evaluate the efficacy and safety of Aramchol™ in subjects with NASH, who are overweight or obese, and who are pre-diabetic or type-II-diabetic. Galmed also sponsors the ARRIVE Study, a proof-of-concept Phase IIa clinical trial designed to evaluate the safety and efficacy of Aramchol in up to 50 patients with HIV-associated NAFLD and lipodystrophy. The ARRIVE Study is an investigator-initiated trial, conducted at the University of California San Diego by Professor Rohit Loomba. More information about the ARREST Study and the ARRIVE Study may be found on ClinicalTrials.gov identifiers: NCT02279524 and NCT02684591, respectively.

Forward-Looking Statements:

This press release may include forward-looking statements, including those related to the closing of the offerings. Forward-looking statements may include, but are not limited to, statements relating to Galmed's objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as "believes," "hopes," "may," "anticipates," "should," "intends," "plans," "will," "expects," "estimates," "projects," "positioned," "strategy" and similar expressions and are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause Galmed's actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the timing and cost of Galmed's ongoing Phase IIb ARREST Study, and planned Phase III trials for AramcholTM, or whether Phase III trials will be conducted at all; completion and receiving favorable results of these Phase IIb ARREST Study and Phase III trials for AramcholTM; regulatory action with respect to AramcholTM by the FDA or the EMA; the commercial launch and future sales of AramcholTM or any other future products or product candidates; Galmed's ability to comply with all applicable post-market regulatory requirements for AramcholTM in the countries in which it seeks to market the product; Galmed's ability to achieve favorable pricing for AramcholTM; Galmed's expectations regarding the commercial market for NASH in patients who are overweight or obese and have pre diabetes or type II diabetes mellitus; third-party payor reimbursement for AramcholTM; Galmed's estimates regarding anticipated capital requirements and Galmed's needs for additional financing; market adoption of AramcholTM by physicians and patients; the timing, cost or other aspects of the commercial launch of AramcholTM; the development and approval of the use of AramcholTM for additional indications or in combination therapy; and Galmed's expectations regarding licensing, acquisitions and strategic operations. More detailed information about the risks and uncertainties affecting Galmed is contained under the heading "Risk Factors" included in Galmed's most recent Annual Report on Form 20-F filed with the SEC on March 23, 2017, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed's current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.